5215 W. Laurel Street
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August 22, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Justin Dobbie

Re:	Odyssey Marine Exploration, Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2010

Filed February 28, 2011

Definitive Proxy Statement on Schedule 14A

Filed April 15, 2011

SEC File No.: 001-31895

Dear Mr. Dobbie:

The purpose of this letter is to respond to the Staff’s comment letter of August 15, 2011 (the “Comment Letter”), to the Company with respect to the above-referenced filing. Set forth below in bold are the comments from the Comment Letter, followed in each case by the Company’s response.

Annual Incentive Compensation and Targets, page 17

1.	We note your response to our prior comment 1 and reissue in part. We note your response indicates that quantification of the performance goals or targets and the goals and targets actually achieved related to recovered cargo could result in competitive harm. Please provide a more detailed explanation for such conclusion. IN particular, your prior response does not explain in enough detail why you believe disclosure would result in actual competitive harm to the company. For guidance, refer to Instruction 4 to Item 402(b) of Regulation S-K. Alternatively, please confirm that in future filings you will revise to quantify all performance goals or targets and the goals and targets actually achieved in order for your named executive officers to earn their annual incentive compensation.

Management Response: Instruction 4 to Item 402(b) of Regulation S-K provides, in relevant part, as follows:

Registrants are not required to disclose target levels with respect to specific quantitative … performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant. The standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4)) [(“FOIA”)] and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder.

Securities and Exchange Commission August 22, 2011 Page -2-

As noted in our prior responses on this topic, we will include in future filings performance goals or targets and the goals or targets actually achieved for three of the four performance areas: revenue, cash flow, and earnings per share. However, we continue to believe that disclosure of information regarding recovered cargo, in the context that it is used by the compensation committee, could result in competitive harm to Odyssey.

As background, Odyssey is engaged in archaeologically sensitive exploration and recovery of shipwrecks throughout the world. Odyssey competes with a number of other entities in various aspects of the shipwreck business, many of which seek to locate and recover shipwrecks that Odyssey intends to locate and recover. Odyssey’s competitors include other commercial enterprises; non-profit, academic, and cultural organizations; and governmental authorities. Odyssey’s future success is largely dependent upon its ability to locate and recover valuable shipwreck and to enter into commercial arrangements with favorable terms that provide Odyssey with revenue from such activities.

For the reasons set forth below, Odyssey believes that information regarding recovered cargo meets the requirements for exemption from disclosure under Exemption 4 from FOIA. Exemption 4 provides an exemption for matters that are “commercial or financial information obtained from a person and privileged and confidential.”

The rule under Exemption 4 can be broken into three tests: (i) whether the information is commercial or financial; (ii) whether the information was obtained from a person; and (iii) whether the information is privileged or confidential. National Parks and Conservation Assn’ v. Morton, 498 F.2d 765, 766 (D.C. Cir. 1974); Gulf & Western Indus. v. U.S., 615 F.2d 527, 529 (D.C. Cir. 1979). Odyssey believes that information regarding recovered cargo, and in particular any estimate of the possible value thereof, meets the first test set forth above. Such information is “commercial” in the sense that it could be used by competitors to deduce the identity of the shipwreck from which the cargo was recovered or to draw other non-financial conclusions regarding the shipwreck or the cargo itself. Such information is “financial” in the sense that the information would provide competitors, distribution partners, and customers with insight regarding the value that Odyssey may attribute to recovered cargo before Odyssey is prepared to commence marketing the recovered cargo, thereby adversely affecting the prices that Odyssey could obtain when the recovered cargo is sold. See Public Citizen Health Research Group v. FDA, 704 F.2d 1280, 1290 (D.C. Cir. 1983) (stating that the terms “commercial” and “financial” in FOIA Exemption 4 should be given their ordinary meanings.) In addition, the information was obtained from a person (i.e., Odyssey) outside the government.

Securities and Exchange Commission August 22, 2011 Page -3-

As set forth below, Odyssey also believes that information regarding recovered cargo is “confidential” within the meaning of the third test adopted by courts and relied upon by the Securities and Exchange Commission (the “Commission”) in determining whether information for which confidential treatment is sought is “confidential.” The Commission, in proposing revisions to Rule 406, the rule governing requests for confidential treatment under the Securities Act of 1933, as amended, stated that the test for confidentiality under the exemption provided in FOIA upon which the Commission relies is as follows:

[C]ommercial or financial matter is “confidential” for purposes of the exemption if disclosure of the information is likely to have either of the following effects: (1) to impair the Government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained. Confidential Treatment under the Securities Act of 1933, Securities Release No. 6495, 29 SEC Docket 54 (November 1, 1983) (quoting National Parks and Conservation Assn’ v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974); see also Gulf Western Indus., Inc. v. United States, 615 F.2d 527 (D.C. Cir. 1979).

We believe that public disclosure of information regarding recovered cargo, as it is used by our compensation committee for purposes of determining whether certain performance goals are achieved, would likely cause substantial harm to Odyssey’s competitive position. As previously noted, Odyssey operates in the face of substantial competition in various aspects of the shipwreck business. If Odyssey were required to disclose information regarding recovered cargo, it could be used by competitors to deduce the identity of the shipwreck from which the cargo was recovered or to draw other non-financial conclusions regarding the shipwreck or provide competitors, distribution partners, and customers with insight regarding the value that Odyssey may attribute to recovered cargo before Odyssey is prepared to commence marketing the recovered cargo, thereby adversely affecting the prices that Odyssey could obtain when the recovered cargo is sold. As a result of these factors, Odyssey would likely suffer substantial competitive harm from disclosing information regarding recovered cargo. Accordingly, such information constitutes “confidential” commercial or financial information within the meaning of FOIA.

Odyssey believes it meets the test the Commission relies upon in determining whether information is “confidential” — whether disclosure of the information would likely cause substantial harm to the Company’s competitive position. See National Parks & Conservation Ass’n v. Kleppe, 547 F.2d 673, 682-83 (D.C. Cir. 1976) (no actual adverse effect on competition need be shown in determining whether disclosure of information under the Freedom of Information Act would cause substantial competitive harm to the person requesting confidential treatment).

The information regarding the recovered cargo used by the compensation committee is the kind of information that is not usually released to the public, and the dangers of disclosing this information are real and substantial. Such information has not previously been made publicly available and, to the best of our knowledge, will not be required to be made public by any other government or regulatory authority. Additionally, we believe such information is not currently publicly available from any other source.

For the foregoing reasons, Odyssey respectfully submits that under Instruction 4 to Item 402(b) of Regulation S-K it is not required to disclose information regarding recovered cargo used by the compensation committee for purposes of determining whether certain performance goals are achieved. In accordance with Instruction 4 Odyssey will, however, discuss in future filings how difficult it will be for the executive or how likely it will be for Odyssey to achieve the undisclosed target levels or other factors.

Securities and Exchange Commission August 22, 2011 Page -4-

*******

In connection with the Company’s response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (813) 314-2565 should you have any questions regarding this response.

Very truly yours,

ODYSSEY MARINE EXPLORATION, INC.

/s/ Michael J. Holmes

Michael J. Holmes
Chief Financial Officer